SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference call connection information

3Q21 Earnings Calls Tuesday, November 9, 2021

Live Webcast Access at www.voegol.com.br/ri

Presentations: The Company also made available on its investor relations website (above) three videos with the results’ presentation, financial review and preliminary Q&A. GOL suggests everyone to watch them, as it will now only make a few brief considerations in the conference calls, allowing more time to interact with participants.

In English	In Portuguese
10:00 a.m. (US EDT) 12:00 p.m. (Brasília time)	11:30 a.m. (US EDT) 01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10158250	Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

GOL Reports Third Quarter 2021 Results

Third Quarter Highlights:

•	Brazilian air travel market continues to recover
•	Disciplined capacity management improves yields, higher load factors and profitability

•	Positioned to accelerate growth and cash flow in fourth quarter of 2021

São Paulo, November 9, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced its consolidated results for the third quarter of 2021 (3Q21), and outlined its continued initiatives in response to the demand recovery.

All information is presented in Brazilian reais (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics, and is made available to enable comparability of this quarter with the same period last year. Such adjusted metrics exclude expenses related to the portion of the non-operating fleet that the Company grounded this quarter and are detailed in the table showing “operating expenses”. Comparisons are made to the third quarter of 2021 (3Q21), unless otherwise specified.

During 3Q21 GOL achieved a number of significant milestones that position the Company to meet the return of demand for air travel in Brazil and internationally.

“We put a series of strategic initiatives in place this quarter that will strengthen our market position as the demand for travel continues to rise, the vaccination rate expands and international borders reopen,” said Paulo Kakinoff, CEO. “We see growth in sales through to the end of the year and are confident that the trend will continue into 2022.”

Continued recovery in demand: GOL’s departures in the third quarter grew by 87.3%, reaching 53% of the pre-pandemic levels in 2019. This was enabled by a rising vaccination rate. In 3Q21, Brazil became 4th among all countries with the most vaccines administered against Covid-19, with approximately 56% of the population fully vaccinated and over 74% having received the 1st dose. At the end of October, Brazil was already in 3rd place in terms of booster doses administered (+7 million) in the population.

In response to the growth in demand, GOL is expanding its network, re-starting regional destinations and serving new markets with high domestic tourism potential, including the new route from Congonhas (SP) to Bonito (MS) as of December.

“Our disciplined approach in the management of capacity will enable us to maintain high load factors in both our domestic and international routes,” added Kakinoff. “At the same time, GOL’s flexible fleet management model and prudent cash flow management, combined with the dedication of our Team of Eagles, means we will nimbly adapt to market conditions as we need to.”

Internationally, the United States, Uruguay, Chile, Argentina, Mexico and the Dominican Republic announced the reopening of their borders to Brazilians. Starting in November, GOL will resume flights to Montevideo, Cancun and Punta Cana, and flights to Buenos Aires, in December. Through the expanded partnership with Avianca, GOL now offers eight new international destinations in its network through and Interline Agreement: Aruba (AUA), Guatemala (GUA), Guayaquil (GYE), Quito (UIO), San José (SJO), San Juan (SJU), San Salvador (SAL) and Santo Domingo (SDQ).

Acceleration of the transition to a 737 MAX fleet: GOL accelerated its fleet transformation by signing agreements in 3Q21 for 28 additional Boeing 737 MAX 8 aircraft, replacing 23 B 737-800 NGs by the end of 2022. This will reduce the Company’s unit costs by 8% in 2022. Under the agreements, the Company will end 2021 with 28 737 MAX-8 aircraft (20% of the total fleet). By the end of 2022, GOL expects to have 44 737 MAX-8 aircraft (32% of the total fleet). With current purchase commitments, the Company will meet its goal of a 75% 737 MAX fleet by 2030.

The 737 MAX is a key component of the Company’s goal to reach carbon neutrality by 2050, as this model consumes 15% less fuel, produces 16% fewer carbon emissions, greater flight range and 40% less noise than the 737-800 NG aircraft.

Re-incorporation of Smiles: With the merger of Smiles into GLA concluded, several operational and financial synergies will be realized, as well as new revenue-generating opportunities that will become even more significant during the airline market’s recovery for both business and leisure travelers.

“We are optimistic that the synergies from this corporate reorganization, and the subsequent benefits to our shareholders, will be realized in a relatively short period of time, as the Company has completed all the necessary integrations while preserving the agile and independent management of the loyalty program” said Andre Fehlauer, Smiles’ President.

The conclusion of the Smiles re-incorporatation in September/21 enabled the Company to access more than R$500 million of liquidity from the operating cash generation and receivables of Smiles with growth in the volume of operations benefitting the loyalty program via accesss to the largest seat inventory for miles redemptions, also eliminating tax inefficiencies.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

In the third quarter, the Company’s frequent flyer program had sales of R$624.2 million, 38.6% up when compared to 3Q20. The redemption of miles was 29 billion, 73.6% more when compared to 3Q20. Revenue from the redemption of miles reached R$637.7 million, an increase of 65.8% when compared to 3Q20.Deferred revenues were R$2.1 billion, an increase of 1.1% compared to the 3Q20.

Liability management: The Company demonstrated continued discipline this quarter with the sucessful completion of a US$150 million re-tap at 8.0% per year and a maturity in 2026. Moody’s assigned the notes a rating of B2. Proceeds from the offering will be used for general corporate purposes, including capex and working capital.

In October, GOL refinanced its short-term bank debt in the amount of R$1.2 billion, via the extension of the 7th Series of Debtentures and issuance of the new 8th Series of Simple Non-Convertible Debentures. This refinancing enabled the Company to return to its lowest short-term debt since 2014 (approximately R$0.5 billion at the end of 3Q21).

The Company’s liability management program has improved GOL's credit metrics and enabled management to focus on reducing costs and increase operational efficiencies. As a result of the balance sheet strengthening initiatives, Fitch recently increased GOL's credit rating to B-.

Richard Lark, CFO said: “Completing the financings could not have come at a better time. Our balance sheet is now in a stronger position in terms of its outstanding debts, versus our peers, which we see as a competitive advantage in the current market environment.”

In addition, the Company amortized around R$518 million of debt in 3Q21. The average maturity of GOL’s long-term debt, excluding aircraft leases and perpetual notes, is approximately 3.4 years, with the main obligations already addressed in GOL’s cash flow. The next maturity date for GOL’s outstanding debts is not until July/2024. The net debt ratio (excluding Exchangeable Notes and perpetual bonds) to adjusted LTM EBITDA was 9.7x on September 30, 2021, representing the lowest financial leverage among peers. Considering the amounts fundable from deposits and unencumbered assets, the Company’s potential sources of liquidity resulted in approximately R$6.1 billion of accessible liquidity.

Summary of 3Q21 Results

•	Revenue Passenger-Kilometers (RPK) increased 87.5% compared to the same period in 2020, totaling 5.9 billion (-46.6% vs. 3Q19);
•	Available Seat Kilometers (ASK) increased 82.4% compared to 3Q20 (-45.7% vs. 3Q19);
•	GOL transported 4.9 million Customers in the quarter, an increase of 91.7% versus 3Q20 (-48.5% vs. 3Q19);
•	Net revenues totaled R$1.9 billion, an increase of 96.4% versus 3Q20 (-49.5% vs. 3Q19). Other revenues (mainly cargo and loyalty) amounted to R$147 million, equivalent to 8% of total revenues;
•	Net Revenue per Available Seat Kilometer (RASK) was 26.71 cents (R$), an increase of 7.75% versus 3Q20. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 24.28 cents (R$), an increase of 10.3% over 3Q20;
•	The Cost per Available Seat Kilometer (CASK) was 36.64 cents (R$), 15.9% down from 3Q20. Costs strictly related to the flights operated (adjusted CASK) corresponded to 21.66 cents (R$), an increase of 6.3%.
•	Adjusted EBIT totaled R$338.1 million, corresponding to a margin of 17.7, which shows the restoration of the operating margins necessary to support operational growth. Adjusted EBITDA reached R$464.7 million, with margin of 24.3%, reflecting GOL’s successful sustainability efforts in balancing supply and demand;
•	The net loss after minority interest was R$ 0,9 billion, excluding exchange and monetary variations, non- recurring net expenses, gains related to Exchangeable Notes and capped calls unrealized results;
•	Average yield per passenger of 29.8 cents (R$), an increase of 7.3% over 3Q20, mainly due to the optimization of seat offer and further continuous improvements with the resumption of business clients in 4Q21;
•	Average load factor of 81.5%, up by 2.2 p.p. over 3Q20, mainly due to prudent supply management, adding capacity based on demand indicators and GOL’s proprietary tools of data analytics;
•	Aircraft utilization of 10.2 hours/day, up by 52.2% over 3Q20, in line with the Company’s strategy of adding capacity according to demand recovery;
•	On-time departures of 96%, down by 1.0 p.p. versus 3Q20, according to Infraero and data provided by the main airports; and
•	Operating cash generation of R$ 2 mm / day, including operating inflows and outflows, lease payments and working capital debt service. At the end of the quarter, including the financeable amounts of deposits and unencumbered assets, the Company’s potential sources of liquidity were approximately R$6.1 billion of accessible liquidity.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Management Comments on the Results

Sales: Consolidated gross sales reached around R$2.5 billion in 3Q21. GOL’s average daily sales reached R$27.6 million, representing around 66% of pre-pandemic sales, R$9.1 million above 2Q21 and 148% higher than 3Q20. During the quarter, the migration process of the Company’s PSS (Passenger Service System) to a new Sabre system temporarily reduced Company’s flights and sales by approximately 5% in the quarter, as provided for in the transition plan.

Customer experience: GOL believes that the Customer experience will be critical to growth of market share post-pandemic, as passengers will look to fly with airlines that they trust for Safety and Service. GOL’s Way of Serving was honored with the 2021 CustomerSA Award. The award recognizes, identifies and promotes the best practices by leading companies in customer service throughout Latin America.

To reinforce its commitment to Service further, in September, GOL completed its successful migration to the SabreSonic Passenger Service System (PSS). The technology will support sales growth and expansion in connectivity and integration with codeshare partners' sales systems by more efficiently managing the large number of passengers that travel on GOL each year, through improvements to the Customer booking experience and a more fluid service at check-in and other airport areas.

Eduardo Bernardes Neto, Vice President of Sales, Marketing and Clients stated: “The migration to Sabre’s PSS will enable us to be more efficient in our management of passenger bookings and offer our Customers a better overall digital experience, making more services available to our Clients through greater personalization, thus enhancing the competitive differentiation of GOL’s product.”

Expansion of commercial cooperation with American Airlines: In September, GOL signed a letter of intent to expand its commercial cooperation with American Airlines through an exclusive codeshare agreement for the next three years that expands beyond the terms of the previous codeshare partnership.

Operating since February 2020, the existing codeshare agreement already respresented the largest route network in the Americas, enabling the Company’s Customers to conveniently connect to more than 30 destinations in the United States. The partnership’s flights currently operate at GOL’s hubs in São Paulo (GRU) and Rio de Janeiro (GIG), integrating 34 Brazilian and international route options, including destinations like Montevideo, Uruguay.

Kakinoff added “The exclusive codeshare agreement between two of the leading airlines in the Americas brings together highly complementary air networks and offers Customers a superior travel experience with more flights and destinations in North America and South America. We believe this will further strengthen our operations in international markets, accelerating long-term growth and maximizing value for our shareholders. This also endorses confidence in the Company’s growth as the economy reopens and travel demand increases.”

As part of the agreement, American agreed to invest US$200 million in 22.2 million of GOL’s newly issued preferred shares in a capital increase, for a 5.2% stake in the Company. The completion of the extended partnership and equity investment is subject to closing conditions, including the execution and delivery of definitive documentation.

Network and Fleet: GOL’s fleet currently consists of 129 aircraft Boeing 737. This includes 91 737-800s, 23 737-700s, and 15 MAX-8 aircraft. The Company’s acceleration of its fleet transformation will replace 23 B 737-800 NGs with 28 Boeing 737 MAX8 aircraft by the end of 2022.

Leasing: During the third quarter, GOL maintained flexibility on its variable monthly payments contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021, resulting in a lower volume of payments. The efficient management of the lease contracts enabled the Company to record the lowest fleet indebtedness among local peers.

Aircraft Maintenance: In September, the Company celebrated the 15th anniversary of GOL Aerotech, the largest aircraft maintenance center in Latin America, located in Confins (MG). GOL Aerotech is qualified to perform maintenance services for companies and airlines that have Boeing 737 Next Generation, 737 Classic, 737 MAX and Boeing 767 family aircraft. It is certified by national and international regulators such as ANAC (National Civil Aviation Agency of Brazil), the FAA (Federal Aviation Administration, United States) and EASA (European Union Aviation Safety Agency).

Liability management: With the Retap of its Senior Secured Notes maturing in 2026 in the total amount of US$150 million, and the refinancing of its R$1.2 billion bank debt, GOL concluded the reprofiling of more than R$3.3 billion of short-term maturities. Excluding the effects of exchange rate variations from the devaluation of the Real, GOL is the only airline among its peers to maintain the same level of gross debt (including financial and leasing liabilities) and operating liabilities (suppliers payables and provisions) when compared to pre-pandemic anounts.

Sustainability: The Company invests in several initiatives to mitigate its environmental impact. GOL was the first airline in Latin America to affirm its commitment to zero carbon emissions by 2050, by using SAFs (Sustainable Aviation Fuels), and through operational and technical improvements that reduce GHG (Greenhouse Gases) emissions, in line with the guidelines of IATA and the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA).

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

GOL obtained the maximum score in Exame magazine's ranking of “Best and Biggest” in 2021 in the metrics of environmental, social and corporate responsibility practices, due to its standing out in relation to competitors in the Transport, Logistics and Logistics Services sector in all analysis criteria ..

Furthermore, as announced in the second quarter, and GOL is the first airline to offer its Customers the option to offset carbon from their travels through a partnership with MOSS Earth, one of the world’s largest environmental carbon credit platforms,. The emissions are offset with the MCO2 acquisition, the MOSS carbon credit, a global token backed by blockchain. The transaction that offsets carbon issued on a flight by supporting certified conservation projects in the Amazon region.

Within the Company’s Sustainability Policy, on September 1st of this year, GOL had the first carbon-neutral flight in Brazil, bound for Fernando de Noronha, departing from Recife. This initiative was born out of our partnership with MOSS, which will donate to the Company’s Customers the carbon offset of their trips to Fernando Noronha neutralizing total carbon emissions both to and from there. The GOL Clients that fly to the arquipelego receive an offset certification for the Recife-Noronha segment and, if they purchased other segments, they are invited to offset them also.

The Company also signed a non-binding memorandum of understanding with Avolon for the acquisition and/or lease of 250 electric vertical take-off and landing aircraft (eVTOL) of Vertical Aerospace. Assuming that the aircraft is certified in Brazil and that its deliveries are successful, the Company expects to start operations with a new and additional Brazilian air network using eVTOLs in mid-2025.

Recent Developments and Considerations for 4Q21

Air travel in the country correlates with the strength of the economy, which is recovering from the impacts of the Covid-19 pandemic. For 2022, economic growth is expected to benefit from: (a) the continued recovery of the services sector; (b) improved performance of sectors less dependent on the business cycle, such as the agriculture, livestock and mining industries; and (c) the remaining effects of the normalization of the economy as the health crisis recedes.

Travel demand: The recovery in travel demand continued to increase in 3Q21, supported by Brazil’s rising vaccination rate and entry into the high season. GOL anticipates that trend will continue to accelerate , together with the return of international flights. As a result, GOL estimates that demand for 4Q21 will grow 26% compared to 4Q20 and 33% sequentially compared to 3Q21.

Capacity: GOL will continue toadjust its network conservatively, in order to maintain high load factors and profitability. GOL’s planned capacity for 4Q21 is up by 29% over 4Q20. To adapt operations to current sales and demand levels, GOL will have 102 aircraft in its network at the end of the period, representing 112% of the average fleet in 4Q20 and up by 36% over 3Q21.

Cash flow: The Company has implemented measures to minimize net cash consumption and maintain equilibrium in its operating cash flow. Combined with capacity rebalancing and approximately R$400 million of capex that will be financed related to fleet transformation, the Company expects to fund the growth of operations with operating cash flow.

Liquidity: GOL expects to close 4Q21 with R$3.8 billion in liquidity, considering cash, accounts receivable and deposits. The adjusted net debt should be around R$15.7 billion at year-end.

“Our recent initiatives to obtain additional sources of liquidity have ensured that sufficient financing for growth during the recovery period is already in place,” concluded Richard Lark.

The outlook is on page 14 of this report.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
RPK GOL – Total	5,932	3,164	87.5%	14,956	13,884	7.7%
RPK GOL – Domestic	5,932	3,164	87.5%	14,956	12,594	18.8%
RPK GOL – International	0	0	NM	0	1,290	NM
ASK GOL – Total	7,280	3,992	82.4%	18,312	17,444	5.0%
ASK GOL – Domestic	7,280	3,992	82.4%	18,312	15,660	16.9%
ASK GOL – International	0	0	NM	0	1,784	NM
GOL Load Factor – Total	81.5%	79.3%	2.2 p.p.	81.7%	79.6%	2.1 p.p.
GOL Load Factor – Domestic	81.5%	79.3%	2.2 p.p.	81.7%	80.4%	1.3 p.p.
GOL Load Factor – International	0.0%	0.0%	NM	0.0%	72.3%	NM
Operating Data	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Revenue Passengers - Pax on Board ('000)	4,991	2,604	91.7%	12,408	11,577	7.2%
Aircraft Utilization (Block Hours/Day)	10.2	6.7	52.2%	9.4	9.8	-4.1%
Departures	36,216	19,338	87.3%	88,675	87,440	1.4%
Total Seats (‘000)	6,398	3,360	90.4%	15,646	15,015	4.2%
Average Stage Length (km)	1,124	1,172	-4.1%	1,158	1,146	1.0%
Fuel Consumption (mm liters)	200	113	77.0%	505	506	-0.2%
Full-time Employees (at Period End)	14,193	15,083	-5.9%	14,193	15,083	-5.9%
Average Operating Fleet(6)	76	63	20.6%	69	65	6.2%
On-time Departures	95.76%	96.7%	-0.9 p.p.	95.7%	93.5%	2.2 p.p.
Flight Completion	98.88%	98.1%	0.8 p.p.	99.2%	97.5%	1.7 p.p.
Passenger Complaints (per 1,000 pax)	1.42	1.02	39.2%	1.15	1.08	6.5%
Lost Baggage (per 1,000 pax)	1.89	1.77	6.8%	1.92	2.11	-9.0%
Financial Information	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net YIELD (R$ cents)	29.80	27.78	7.3%	27.22	29.27	-7.0%
Net PRASK (R$ cents)	24.28	22.02	10.3%	22.23	23.30	-4.6%
Net RASK (R$ cents)	26.31	24.42	7.7%	24.63	25.68	-4.1%
CASK (R$ cents)(4)	36.64	43.47	-15.9%	36.02	29.31	22.9%
CASK Ex-Fuel (R$ cents)(4)	27.40	35.55	-22.8%	27.20	20.98	29.5%
Adjusted CASK(6)	35.00	34.12	2.6%	34.34	24.97	37.5%
Adjusted CASK(6) Ex-Fuel (R$ cents)	25.76	26.19	-1.6%	25.52	16.64	53.4%
Recurring Adjusted CASK (R$ cents)	21.66	20.37	6.3%	20.87	19.26	8.4%
Recurring Adjusted CASK Ex-Fuel (R$ cents)	12.34	13.93	-11.4%	12.33	11.71	5.3%
Breakeven Load Factor(4)	113.5%	132.5%	-19.0 p.p.	118.6%	88.3%	30.3 p.p.
Average Exchange Rate(1)	5.2294	5.3772	-2.7%	5.3325	5.0793	5.0%
End of Period Exchange Rate(1)	5.4394	5.6407	-3.6%	5.4394	5.6407	-3.6%
WTI (Average per Barrel. US$)(2)	70.56	40.91	72.5%	64.82	38.36	69.0%
Price per Liter Fuel (R$)(3)	3.46	2.34	47.9%	3.25	2.65	22.6%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.50	0.28	78.6%	0.46	0.29	58.6%

(1)Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels.

Domestic market

GOL’s domestic demand was 5,932 million RPK, an increase of 87.5%, while the ASK supply increased 82.4% compared to 3Q20, and the load factor reached 81.5% in the quarter. The Company transported 4.9 million Customers in 3Q21, an increase of 91.7% compared to the same period in 2020.

International Market

In 3Q21, the Company carried out non-regular charter flights for soccer teams in championships. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company’s departures was 36,216, an increase of 87.3% over 3Q20. The total number of seats available to the market was 6.3 million in the second quarter of 2021, an increase of 90.4% quarter-over- quarter.

PRASK, Yield and RASK

Net PRASK increased by 10.3% in the quarter when compared to 3Q20, reaching 24.28 cents (R$). GOL’s net RASK was 26.31 cents (R$) in 3Q21, a n increase of 7.7% compared to 3Q20. Net yield increased 7.3% compared to 3Q20, reaching 29.80 cents (R$), but increase 15.2% when compared to 2Q21.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Income Statement

Income Statement in IFRS (R$ MM)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Operating Revenues	1,915.1	974.9	96.4%	4,511.1	4,480.5	0.7%
Passenger	1,767.4	879.0	101.1%	4,071.3	4,063.7	0.2%
Cargo and Other	147.6	95.9	53.9%	439.8	416.8	5.5%
Operating Costs and Expenses	(2,667.5)	(1,735.4)	53.7%	(6,596.3)	(5,113.1)	29.0%
Salaries, Wages and Benefits	(504.0)	(365.6)	37.9%	(1,438.1)	(1,114.1)	29.1%
Salaries, Wages and Benefits – Operations	(293.5)	(201.2)	45.9%	(902.0)	(711.4)	26.8%
Salaries, Wages and Benefits – Other	(210.5)	(164.4)	28.0%	(536.1)	(402.7)	33.1%
Aircraft Fuel	(672.5)	(316.3)	112.6%	(1,614.8)	(1,453.2)	11.1%
Taxes on Aircraft Fuel	(69.7)	(32.4)	115.1%	(217.3)	(137.6)	57.9%
Aircraft Fuel (Ex-Taxes)	(602.8)	(283.9)	112.3%	(1,397.6)	(1,315.6)	6.2%
Landing Fees	(120.6)	(69.6)	73.3%	(304.4)	(291.7)	4.4%
Passenger Costs	(144.0)	(61.5)	134.1%	(370.5)	(264.7)	40.0%
Services Provided	(195.5)	(201.6)	-3.0%	(575.0)	(516.4)	11.3%
Sales and Marketing	(107.0)	(60.5)	76.9%	(231.8)	(221.5)	4.7%
Maintenance Materials and Repairs	(246.4)	(62.8)	292.4%	(487.7)	(280.9)	73.6%
Depreciation and Amortization	(262.5)	(182.9)	43.5%	(753.9)	(828.2)	-9.0%
Other	(415.1)	(414.5)	0.1%	(820.0)	(142.5)	NM
Idle Expenses – Depreciation	(119.2)	(268.3)	-55.6%	(262.4)	(615.7)	-57.4%
Idle Expenses – Salaries	(0.1)	(72.9)	-99.9%	(0.4)	(160.8)	-99.8%
Other Income (Expenses)	(295.8)	(73.3)	303.5%	(557.2)	634.0	NM
Equity Income	-	-	NM	-	-	NM
Operating Result (EBIT)	(752.5)	(760.4)	-1.0%	(2,085.2)	(632.6)	229.6%
Operating Margin	-39.3%	-78.0%	38.7 p.p.	-46.2%	-14.1%	-32.1 p.p.
Financial Results	(1,967.2)	(927.1)	112.2%	(2,449.6)	(5,267.1)	-53.5%
Interest on Loans	(497.4)	(395.9)	25.6%	(1,378.9)	(1,157.1)	19.2%
Gains (Losses) From Financial Investments	4.8	19.5	-75.4%	14.5	110.8	-86.9%
Exchange and Monetary Variations(1)	(1,485.8)	(474.2)	213.3%	(1,081.5)	(3,483.8)	-69.0%
Derivatives Results, Net	(0.5)	(2.1)	-76.2%	(1.5)	(361.3)	-99.6%
Exchangeable and Capped Calls Results	37.1	(0.1)	NM	17.1	(298.0)	NM
Other Revenues (Expenses), Net	(25.4)	(74.3)	-65.8%	(19.3)	(77.7)	-75.2%
Income (Loss) Before Income Taxes	(2,719.7)	(1,687.6)	61.2%	(4,534.8)	(5,899.7)	-23.1%
Pre-tax Margin	-142.0%	-173.1%	31.1 p.p.	-100.5%	-131.7%	31.2 p.p.
Income Tax	192.9	(8.4)	NM	160.3	(54.9)	NM
Current Income Tax	(3.4)	(42.1)	-91.9%	(48.9)	(77.9)	-37.2%
Deferred Income Tax	196.2	33.7	NM	209.2	23.1	NM
Net Income (Loss) before Minority Interest	(2,526.8)	(1,695.9)	49.0%	(4,374.5)	(5,954.6)	-26.5%
Minority Interest	(0.0)	23.8	NM	37.7	50.3	-25.0%
Net Income (Loss) after Minority Interest	(2,526.7)	(1,719.8)	46.9%	(4,412.2)	(6,005.0)	-26.5%
Net Margin	-131.9%	-176.4%	44.5 p.p.	-97.8%	-134.0%	36.2 p.p.
Earnings Per Share (EPS) in R$	(6.38)	(4.83)	32.1%	(11.14)	(16.88)	-34.0%
Weighted Average Shares Outstanding MM(5)	396.2	355.8	11.4%	396.2	355.7	11.4%
Earnings Per ADS Equivalent in US$	(2.44)	(1.80)	35.6%	(4.18)	(6.65)	-37.1%
Weighted Average ADSs Outstanding MM(5)	198.1	177.8	11.4%	198.1	177.8	11.4%
Earnings Per Diluted Share (EPS) in R$(7)	-	-	NM	-	-	NM
Weighted Average Diluted Shares Outstanding MM(6)	434.9	393.2	10.6%	434.9	393.1	10.6%
Earnings Per Diluted ADS Equivalent in US$(7)	-	-	NM	-	-	NM
Weighted Average Diluted ADSs Outstanding MM(6)	217.4	196.6	10.6%	217.4	196.5	10.6%
Recurring (R$ MM)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Income (Loss) Before Minority	(2,526.8)	(1,695.9)	49.0%	(4,374.5)	(5,954.6)	-26.5%
(-) Financial Results	1,967.2	927.1	112.2%	2,449.6	5,267.1	-53.5%
(-) Income Tax	(192.9)	8.4	NM	(160.3)	54.9	NM
(-) Depreciation and Amortization	262.5	182.9	43.5%	753.9	828.2	-9.0%
(-) (Expenses) Revenues, Non-Recurring, Net	119.3	373.5	-68.1%	307.8	758.0	-59.4%
EBITDA(3)	(370.7)	(204.1)	81.6%	(1,023.4)	953.5	NM
EBITDA Margin(3)	-19.4%	-20.9%	1.5 p.p.	-22.7%	21.3%	NM
Adjusted EBITDA(8)	464.7	284.1	63.6%	1,040.9	1,823.3	-42.9%
Adjusted EBITDA Margin(8)	24.3%	29.1%	-4.8 p.p.	23.1%	40.7%	-17.6 p.p.
EBIT(3)	(633.2)	(387.0)	63.6%	(1,777.4)	125.3	NM
EBIT Margin(3)	-33.1%	-39.7%	6.6 p.p.	-39.4%	2.8%	NM
Adjusted EBIT(8)	338.1	161.6	109.2%	690.0	1,120.1	-38.4%
Adjusted EBIT Margin(8)	17.7%	16.6%	1.1 p.p.	15.3%	25.0%	-9.7 p.p.
Pre-tax Income(2) (3) (4)	(1,151.6)	- 839.8	37.1%	(3,162.6)	- 1,360.0	132.5%
Pre-tax Margin(2) (3) (4)	-60.1%	-86.1%	26.0 p.p.	-70.1%	-30.4%	-39.7 p.p.
Recurring net income ex-idle	(958.7)	(872.0)	9.9%	(3,040.0)	(1,465.2)	107.5%
Recurring Net Income Margin	-50.1%	-89.4%	39.3 p.p.	-67.4%	-32.7%	-34.7 p.p.
Earnings Per Diluted Share (EPS) in R$ (2) (3) (4) (6) (7)	-	-	NM	-	-	NM
Earnings Per Diluted ADS Equivalent in US$(2) (3) (4) (6) (7)	-	-	NM	-	-	NM

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended June 30, 2021, is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues) and related to fleet idleness. (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Net revenue

Quarterly net revenue totaled R$1.9 billion, representing an increase of 96.4% when compared to 3Q20. In addition to the significant increase in passenger flights, cargo transportation revenues increased by 53.9%, due to the readjustment in the prices of certain products, higher transported volumes, with emphasis on the growth in transport through CHEGOL, a fast and efficient delivery service.

Operating Expenses

Adjusted CASK was 21.66 cents (R$), a nominal increase of 6.3% compared to adjusted CASK in 3Q20, and 10% lower excluding exchange variations, primarily due to a 49% higher fuel price.

The breakdown of costs and the Company’s operating expenses is shown below, where the adjusted metrics exclude expenses related to 42% of the operating fleet that was grounded this quarter:

Operating Costs and Expenses (R$ MM)	3Q21	3Q21 Adjusted	3Q20 Adjusted	% Var.	9M21	9M21 Adjusted	9M20 Adjusted	% Var.
Salaries, Wages and Benefits	(504.0)	(315.3)	(163.8)	92.5%	(1,438.1)	(796.7)	(823.4)	-3.2%
Salaries, Wages and Benefits – Operations	(293.5)	(183.6)	(90.1)	103.8%	(902.0)	(499.7)	(525.7)	-4.9%
Salaries, Wages and Benefits - Others	(210.5)	(131.7)	(73.6)	78.9%	(536.1)	(297.0)	(297.6)	-0.2%
Aircraft Fuel	(672.5)	(678.5)	(257.3)	163.7%	(1,614.8)	(1,563.2)	(1,317.6)	18.6%
Taxes on Aircraft Fuel	(69.7)	(69.7)	(22.8)	205.7%	(217.3)	(217.3)	(162.7)	33.6%
Aircraft Fuel (ex-Taxes)	(602.8)	(608.8)	(234.5)	159.6%	(1,397.6)	(1,345.9)	(1,154.9)	16.5%
Landing Fees	(120.6)	(121.9)	(69.2)	76.2%	(304.4)	(307.7)	(291.2)	5.7%
Passenger Costs	(144.0)	(107.3)	(53.4)	100.9%	(370.5)	(278.2)	(252.1)	10.4%
Services Provided	(195.5)	(40.0)	(36.2)	10.5%	(575.0)	(104.1)	(239.0)	-56.4%
Sales and Marketing	(107.0)	(7.8)	(6.9)	13.0%	(231.8)	(22.9)	(129.7)	-82.3%
Maintenance Materials and Repairs	(246.4)	(85.4)	(26.8)	218.7%	(487.7)	(142.3)	(159.1)	-10.6%
Depreciation and Amortization	(262.5)	(126.5)	(122.5)	3.3%	(753.9)	(350.9)	(703.2)	-50.1%
Other	(415.1)	(94.3)	(77.3)	22.0%	(820.0)	(255.0)	554.8	NM
	(119.2)	-	-	NM	(262.4)	-	-	NM
Idle Expenses – Salaries, Wages and Benefits	(295.8)	(94.3)	(77.3)	22.0%	(557.2)	(255.0)	554.8	NM
Other Income (Expenses)	(2,667.5)	(1,576.9)	(813.3)	93.9%	(6,596.3)	(3,821.1)	(3,360.4)	13.7%
Total Operating Expenses	(1,995.0)	(898.4)	(556.1)	61.6%	(4,981.4)	(2,257.9)	(2,042.8)	10.5%
Operating Expenses Ex-Fuel	(119.3)	-	-	NM	(307.8)	-	-	NM
Non-Recurring Expenses	(504.0)	(315.3)	(163.8)	92.5%	(1,438.1)	(796.7)	(823.4)	-3.2%
Operating Costs and Expenses per ASK	3T21 Contábil	3T21 Ajustado	3T20 Ajustado	% Var.	9M21 Contábil	9M21 Ajustado	9M20 Ajustado	% Var.
Salaries, Wages and Benefits	(6.92)	(4.33)	(4.10)	5.6%	(7.85)	(4.35)	(4.72)	-7.8%
Salaries, Wages and Benefits - Operations	(4.03)	(2.52)	(2.26)	11.5%	(4.93)	(2.73)	(3.01)	-9.3%
Salaries, Wages and Benefits - Others	(2.89)	(1.81)	(1.84)	-1.6%	(2.93)	(1.62)	(1.71)	-5.3%
Aircraft Fuel	(9.24)	(9.32)	(6.44)	44.7%	(8.82)	(8.54)	(7.55)	13.1%
Taxes on Aircraft Fuel	(0.96)	(0.96)	(0.57)	68.4%	(1.19)	(1.19)	(0.93)	28.0%
Aircraft Fuel (ex-Taxes)	(8.28)	(8.36)	(5.87)	42.4%	(7.63)	(7.35)	(6.62)	11.0%
Landing Fees	(1.66)	(1.67)	(1.73)	-3.5%	(1.66)	(1.68)	(1.67)	0.6%
Passenger Costs	(1.98)	(1.47)	(1.34)	9.7%	(2.02)	(1.52)	(1.44)	5.6%
Services Provided	(2.69)	(0.55)	(0.91)	-39.6%	(3.14)	(0.57)	(1.37)	-58.4%
Sales and Marketing	(1.47)	(0.11)	(0.17)	-35.3%	(1.27)	(0.13)	(0.74)	-82.4%
Maintenance Materials and Repairs	(3.38)	(1.17)	(0.67)	74.6%	(2.66)	(0.78)	(0.91)	-14.3%
Depreciation and Amortization	(3.61)	(1.74)	(3.07)	-43.3%	(4.12)	(1.92)	(4.03)	-52.4%
Other	(5.70)	(1.29)	(1.94)	-33.5%	(4.48)	(1.39)	3.18	NM
Idle Expenses – Depreciation	(1.64)	-	-	NM	(1.43)	-	-	NM
Idle Expenses–Salar,Wagesand Benefits	(0.00)	-	-	NM	(0.00)	-	-	NM
Other Income (Expenses)	(4.06)	(1.29)	(1.94)	-33.5%	(3.04)	(1.39)	3.18	NM
CASK	(36.64)	-	-	NM	(36.02)	-	-	NM
CASK(1)	(35.00)	-	-	NM	(34.34)	-	-	NM
CASK Ex-Fuel(1)	(25.76)	-	-	NM	(25.52)	-	-	NM
Adjusted CASK(2)	-	(21.66)	(20.37)	6.3%	-	(20.87)	(19.26)	8.4%
Adjusted CASK Ex-Fuel(2)	-	(12.34)	(13.93)	-11.4%	-	(12.33)	(11.71)	5.3%

(1) Excluding non-recurring results, net, and expenses related to fleet idleness. (2) Considers expenses strictly related to current operating levels

Salaries, wages and benefits per ASK: Increase of 5.6%, mainly due to the scaling back of operational team salaries, in accordance with agreements with union agreements, partially offset by ASKs higher by 82.4%.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Aviation fuel per ASK: Increase of 44.7%, mainly due to higher average jet fuel prices, which increased by 47.0%, partially offset by the higher fuel efficiency of 737 MAX-8 aircraft.

Landing fees per ASK: Decrease of 3.5%, mainly due to the 82.4% increase in ASKs, partially offset by the adjustment in the price paid to concessionaries.

Passenger costs per ASK: Increase of 9.7%, mainly due to higher expenses with ramp services due to the 87.3% increase in departures and 91.7% in passengers compared to 3Q20, partially offset by the 82.4% increase in ASKs.

Services provided per ASK: Decrease of 39.6% over 3Q20, mainly due to lowerexpenses in 3Q21, with higher ASKs and dilution of fixed operating costs, partially offset by the depreciation of the real against the dollar by 3.1%.

Sales and marketing per ASK: Decrease by 35.3%, mainly due to higher ASKs, partially offset by higher sales in the period.

Maintenance materials and repairs per ASK: Increase of 74.6% compared to 3Q20, mainly due to the return to operation of stored aircraft, required maintenance for fleet transformation and the 2% depreciation of the real against the dollar, partially offset by higher ASKs.

Depreciation and amortization per ASK: Depreciation and amortization expenses decreased 43.3% over 3Q20, mainly due to higher ASKs in the period.

Other income (expenses), net per ASK: expenses reduced 33.5% in the quarterly comparison, due to cost dilution through higher ASKs.

Operating Results

Adjusted EBIT for the quarter was R$338.1 million. Operating margin was 17.7%. On an available seat-kilometer basis, adjusted EBIT was 4.64 cents (R$).

Adjusted EBITDA totaled R$464.7 million in the period. EBITDA margin was 24.3%. Adjusted EBITDA per available seat-kilometer was 6.38 cents (R$).

EBIT and EBITDA reconciliation (R$ MM)*	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Income (Loss) before NCI(1)	(2,407.5)	(1,322.4)	82.1%	(4,066.7)	(5,196.7)	-21.7%
(-) Income Taxes	(192.9)	8.4	NM	(160.3)	54.9	NM
(-) Financial Result	1,967.2	927.1	112.2%	2,449.6	5,267.1	-53.5%
EBIT(1)	(633.2)	(387.0)	63.6%	(1,777.4)	125.3	NM
EBIT Margin	-33.1%	-39.7%	6.6 p.p.	-39.4%	2.8%	NM
(-) Depreciation and Amortization	262.5	182.9	43.5%	753.9	828.2	-9.0%
EBITDA(1)	(370.7)	(204.1)	81.6%	(1,023.5)	953.5	NM
EBITDA Margin(1)	-19.4%	-20.9%	1.5 p.p.	-22.7%	21.3%	NM
Adjusted EBIT(2)	338.1	161.6	109.2%	690.0	1,120.1	-38.4%
Adjusted EBIT Margin(2)	17.7%	16.6%	1.1 p.p.	15.3%	25.0%	-9.7 p.p.
Adjusted EBITDA(2)	464.7	284.1	63.6%	1,040.9	1,823.3	-42.9%
Adjusted EBITDA Margin(2)	24.3%	29.1%	-4.8 p.p.	23.1%	40.7%	-17.6 p.p.
EBITDA Calculation (R$ cents/ASK)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Revenues	26.31	24.42	7.8%	24.63	25.68	-4.3%
Operating Expenses(1)	(35.00)	(34.12)	2.6%	(34.34)	(24.97)	37.2%
EBIT(1)	(8.70)	(9.69)	-10.3%	(9.71)	0.72	NM
Depreciation and Amortization	(3.61)	(4.58)	-21.7%	(4.12)	(4.75)	-12.8%
EBITDA(1)	(5.09)	(5.11)	0.0%	(5.59)	5.47	NM
Adjusted EBIT(2)	4.64	4.05	15.0%	3.77	6.42	-40.6%
Adjusted EBITDA(2)	6.38	7.12	-9.9%	5.68	10.45	-45.7%

(1) Excluding non-recurring expenses and related to fleet idleness. * In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels.

Financial Results

The net financial result was R$1,967.2 million, an increase of R$1,040 million compared to 3Q20, mainly due to losses from exchange and monetary variations higher by R$1,010 million, a reduction of R$17.7 million in gains from financial investments, gains on ESN gains and capped call of R$37 million, partially offset by interest expenses on loans and financing, which increased by R$101.5 million and net result from derivatives higher by R$1.6 million in the quarterly comparison.

Interest on loans: increase of 25.6%, from R$395.9 million to R$497.4 million, mainly due to the increase in the average interest rate from 2% to 5.1%., partially offset by an average total debt approximately R$1.0 billion lower than the same period last year and the BRL exchange rate valuation of 2.8% versus 2Q21

Gains from financial investments: totaled R$4.8 million, a decrease of R$14.7 million compared to 3Q20, mainly due to lower investments.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Net exchange and monetary variation: totaled gains of R$1.485 billion, an increase of R$1.01 billion in 2Q21 compared to 3Q20, primarilydue to the effects of the 8.1% depreciation of the dollar against the Real in the quarter.

Net result of derivatives: registered R$0.7 million gains in 3Q21, in comparison to R$2.1 million loss in 3Q20, mainly due to oil fuel price hedge operations.

ESN and capped calls results: registered losses of R$138 million, due to R$43 million of unrealized gains from mark-to-market on the convertible portion, R$48.7 million of losses with interest, R$170.1 million negative exchange rate variation and R$37 million of gains realized on capped calls.

Other net financial expenses: totaled R$1,967.2 million expenses in 3Q21, in comparison to R$927.1 million of expenses in 3Q20.

Results of Hedge Operations

GOL uses hedge accounting for some of its derivative instruments. However, due to the temporary interruption of all international flights, the Company no longer recognizes hedge accounting operations. In 3Q21, GOL recognized net losses of R$1.3 million in its hedge operations, of which R$ 0.3 million were gains recorded in the operating result and R$1.6 million in losses were recorded in the financial result.

The Company has marked-to-market its derivative transactions and all required margins aredeposited with its counterparties in restricted cash. Upon settlement of these operations at their maturity date, such amounts deposited as initial margin are released and converted from restricted cash to available cash.

Interest: swap transactions to protect the cash flow from future leases, whose installments are exposed to the volatility of the Libor rate until aircraft are received, resulted in losses of R$1.6 million in the financial result in 3Q21.

Exchange rate: the Company did not recognized gains or losses from foreign exchange hedge derivative during 3Q21.

Income taxes

Income taxes in the quarter represented an expense of R$192.9 million, compared to an income tax expense of R$8.4 million in 3Q20. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$9.6 billion, and such amount is not recorded in the Company's balance sheet.

Loyalty Program - Smiles

The Company closed 3Q21 with a 5% increase in the total number of Smiles customers, reaching 19 million participants. Smiles’ total revenue reached R$624.4 million, increasing 28% over 2Q21 and 39% over 3Q20. The volume of miles accumulated in the period grew 39% compared to 2Q21, mainly driven by the accumulation of miles from banks, retail and services.

Net Income and Earnings per Share

In 3Q21, the Company reported net loss after minority interest of R$2.5 billion (R$884.6 million excluding loss from exchange and monetary variations of R$1,485.8 million, non-recurring net losses of R$119.3 million and a positive variation of R$37.1 million related to Exchangeable Notes and capped calls unrealized results).

This compares to net loss of R$1.72 billion (excluding non-recurring loss of R$373.5 million, exchange and monetary variations losses of R$474.2 million and losses of R$0.1 million related to Exchangeable Notes and capped calls unrealized results) during 3Q20, a decrease of R$872 million.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Net Result (R$ MM)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Income (loss) after minority shareholders	(2,526.7)	(1,719.8)	46.9%	(4,412.2)	(6,005.0)	-26.5%
(-) ESN And Capped Calls Unrealized Results	37.1	0.1	NM	(17.1)	298.0	NM
(-) Exchange Variations, Net(1)	1,485.8	474.2	213.3%	1,081.5	3,483.8	-69.0%
(-) Non-Recurring Expenses and Revenue, Net	119.3	373.5	-68.1%	307.8	757.9	-59.4%
Adjusted Net Income (Loss)(4)	(884.6)	(872.0)	1.4%	(3,039.9)	(1,465.3)	107.5%
EPS And EPADS	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Weighted Average Shares Outstanding(2)	396.2	355.8	11.4%	396.2	355.7	11.4%
Weighted Average Shares ADS Outstanding(2)	198.1	177.8	11.4%	198.1	177.8	11.4%
Earnings (Loss) per basic share in R$	(6.38)	(4.83)	32.1%	(11.14)	(16.88)	-34.0%
Earnings (Loss) per basic ADS in US$	(2.44)	(1.80)	35.6%	(4.18)	(6.65)	-37.1%
Recurring Earnings (Loss) per basic share in R$ (4)	(2.23)	(2.45)	-9.0%	(7.67)	(4.12)	86.2%
Recurring Earnings (Loss) per basic ADS in US$(4)	(0.85)	(0.91)	-6.6%	(2.88)	(1.62)	77.8%

Earnings Per Diluted Share and Diluted ADS	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Weighted Average Shares Outstanding(2)	434.9 434.9	393.2 393.2	10.6%	434.9	393.1 393.1	10.6%
Weighted Average Shares ADS Outstanding(2)	217.4 217.4	196.6 196.6	10.6%	217.4	196.5 196.5	10.6%
Earnings (Loss) Per Diluted Share in R$(5)	-	-	NM	-	-	NM
Earnings (Loss) Per Diluted ADS in US$(5)	-	-	NM	-	-	NM

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in June 30, 2021, is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 433.1 million in 2Q21, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

Cash Flow

As of September 30, 2021, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$2,080.3 billion, R$265 million higher compared to June 30, 2021.

Operating activities provided R$369 million in 3Q21, compared to an operating cash outflow of R$35.5 million in 3Q20, demonstrating the improvement in the Company's operations, mainly resulting from an increase in the forward bookings.

Investment activities consumed a net R$364.6 million in the quarter, mainly due to capital expenditures in the period for increasing spare parts inventories and engine overhauls for the increase in operating fleet.

Cash generated by financing activities in 3Q21 totaled R$261.4 million, including the amortization of short-term debt.

Consolidated Cash Flow Summary (R$ MM)	3Q21	3Q20	% Var.	2T21	% Var.
Net Income (Loss) For The Period	(2,526.7)	(1,695.9)	49.0%	658.0	NM
Adjustment of Non-Cash Items	2,655.7	1,670.0	59.0%	-784.5	NM
Net Income After Adjusting Non-Cash Items	129.0	(25.9)	NM	(126.5)	NM
Net Cash Provided to (Used In) Operating Activities	369.0	(35.5)	NM	(56.4)	NM
Net Cash Used In Investment Activities	(364.6)	(107.2)	240.1%	(25.9)	NM
Net Cash Flow	4.4	(142.6)	NM	(82.2)	NM
Net Cash Used in Financing Activities	261.4	(920.5)	NM	99.1	163.8%
Net Increase (Decrease) in Cash, Equivalents and A/R(1)	265.8	(1,063.1)	NM	16.8	NM
Total Liquidity at The Beginning of Period	1.814.5	3,305.5	-45.1%	1,797.7	0.9%
Accounts Receivable Beginning of Period	717.4	536.1	33.8%	542.8	32.2%
Accounts Receivable End of Period	638.9	790.9	-19,2%	717.4	-10.9%
Total Liquidity at The End of Period	2,080.3	2,242.3	-7.2%	1,814.5	14.6%

(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables.

Liquidity and Indebtedness

As of September 30, 2021, the Company reached a total liquidity (cash and cash equivalents, securities, restricted cash, and accounts receivable) of R$2,080.3 billion, an increase of R$265.8 million over June 30, 2021, and R$162 million lower compared to September 30, 2020.

GOL registered total loans and financings, as of September 30, 2021, of R$17.9 billion (including leases), flat versus 2Q21, includingthe amortization of R$518 million in debt, comprised by R$100 million of loans and financings and R$418 million related to lease obligations.

In October, GOL refinanced R$1.2 billion of short-term debt with instruments with a final maturity in 2024. allowing the Company to return to its lowest short-term debt since 2014 (around R$0.5 billion).

The net debt (excluding perpetual bonds and Exchangeable Notes) to LTM EBITDA ratio was 9.7x on September 30, 2021 and Exchangeable Notes, the ratio of net debt to LTM EBITDA ratio was 10.1x on June 30, 2021.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

The average maturity of the Company's long-term debt in 3Q21, excluding aircraft leases and financings and perpetual notes, was 3.3 years. GOL’s average interest rate on local-currency debt increased to 10.6%, and its average interest rate on U.S. Dollars, excluding aircraft leases and financing and perpetual notes, increased to 6.5%.

Liquidity (R$ MM)	3Q21	3Q20	%Var.	2Q21	%Var.
Cash, Cash Equivalents and Restricted Cash	1,441.5	1,451.4	-0.7%	1,097.1	31.4%
Short-Term Receivable & Securities and Receivables	638.9	790.9	-19.2%	717.4	-10.9%
Total Liquidity	2,080.3	2,242.3	-7.2%	1,814.5	14.6%
Total Liquidity as % of LTM Net Revenues	32.5%	27.1%	5.4 p.p.	33.2%	-0.7 p.p.
Liquidity (R$ MM)	1,441.5	1,451.4	-0.7%	1,097.1	31.4%
Indebtedness (R$ MM)	3Q21	3Q20	% Var.	2Q21	% Var.
Loans and Financings	-2,023.0	1,642.6	NM	191.3	NM
Aircraft Financing	2,306.9	1,757.9	31.2%	1,272.2	81.3%
Aircraft Rent	9,066.1	7,983.4	13.6%	7,664.7	18.3%
Debt Issuance	7,566.5	4,212.9	79.6%	6,258.6	20.9%
Exchangeable Notes	219.0	1,905.2	-88.5%	1,786.2	-87.7%
Perpetual Notes	854.4	765.1	11.7%	785.7	8.7%
Total Loans and Financings	17,989.9	18,267.1	-1.5%	17,958.7	0.2%
Short-term debt	3,953.1	5,338.1	-25.9%	3,606.6	9.6%
Short-term Debt in US$	580.9	808.1	-28.1%	561.7	3.4%
Short-term Debt in BRL	793.6	779.9	1.8%	796.8	-0.4%
Long-term debt	16,911.6	12,929.0	30.8%	14,352.1	17.8%
Long-term Debt in US$	3,107.4	2,263.2	37.3%	2,867.0	8.4%
Long-term Debt in BRL	9.3	163.2	-94.3%	10.7	-13.1%
Debt and Leverage (R$ MM)	3Q21	3Q20	Var.	2Q21	Var.
Gross Debt	16,916.5	15,596.8	8.5%	15,386.7	9.9%
(-) Total Cash	1,441.5	1,451.4	-0.7%	1,097.1	31.4%
Net Debt	15,475.0	14,145.4	9.4%	14,289.7	8.3%
% of debt in Foreign Currency	97.0%	96.5%	0.5 p.p.	96.5%	0.5 p.p.
% of debt in Short-Term	18.9%	29.2%	-10.3 p.p.	20.1%	-1.2 p.p.
% of debt in Long-Term	81.1%	70.8%	10.3 p.p.	79.9%	1.2 p.p.
Total financing and loans	20,864.8	18,267.1	14.2%	17,958.7	16.2%
- Perpetual bonus	854.4	765.1	11.7%	785.7	8.7%
- Exchangeable Senior Notes	219.0	1,905.2	-88.5%	1,786.2	-87.7%
- Total Cash	1,441.5	1,451.4	-0.7%	1,097.1	31.4%
= Net Debt (ex-perpetual bônus)	18,349.8	14,145.4	29.7%	14,289.7	28.4%
LTM EBITDA	-1,373.6	1,348.8	NM	-1,461.2	-6.0%
Operational EBITDA LTM	1,599.4	3,288.0	-51.4%	1,418.8	12.7%
Net Debt / LTM EBITDA(2)	9.7 x	4.3 x	5.4 x	10.1 x	-0.4x
Gross Debt / LTM EBITDA(2)	10.6 x	4.7 x	5.8 x	10.8 x	-0.3x

(1)	Excluding Perpetual and Exchangeable Notes. (2) Excluding non-operating expenses and depreciation.

Financial Debt Amortization Schedule (in milion)¹,²

1- Currency of issuance or contract. 2- Considers the net amortization schedule of working capital refinancing credit lines.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Fleet

At the end of 3Q21, GOL's total fleet was 129 Boeing 737 aircraft, comprised of 114 NGs and 15 MAXs (operational). At the end of 3Q20, GOL's total fleet was 129 aircraft, of which seven were MAXs (non- operational). The average age of the Company's fleet was 11.1 years at the end of 3Q21.

GOL‘s operating fleet is 100% composed of narrow body aircraft financed via operating leases.

Total Fleet at Period-end	3Q21	3Q20	%Var.	2Q21	%Var.
B737s	129	129	0	127	2
B737-7 NG	23	22	1	23	0
B737-8 NG	91	100	-9	94	-3
B737-8 MAX 8	15	7	8	10	5

As of September 30, 2021, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8s and 22 orders were for 737 MAX-10s. The Company's plan is to return up to six aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	102	115
Aircraft Commitments (R$ MM)	452.8	2,592.8	3,853.3	21,117.6	28,016.5

During the third quarter, GOL maintained flexibility on its fixed monthly payments via variable contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 202. Lease liability measurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as an increase in the lease liability in the amount of R$47.4 million, with a corresponding decrease in fixed assets.

GOL recently signed agreements to acquire 28 additional Boeing 737 MAX-8 aircraft, which should reduce the Company’s unit costs by 8% in 2022.

The 28 B 737 MAX 8 aircraft will replace 23 B 737-800 NGs by the end of 2022. The Company currently operates 15 737 MAX aircraft and has returned 18 B737 NGs in the past 18 months. Due to the new agreements, GOL will end 2021 with 28 737 MAX-8 aircraft (~20% of the total fleet). By the end of 2022, the Company will have 44 737 MAX aircraft (32% of the total fleet). With current purchase commitments for 737 MAX, GOL expects to meet its goal of a 75% MAX fleet by 2030.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Outlook

The pace of the recovery is expected to increase in 4Q21, supported by the growth of the country’s vaccination rate, entry into Brazil’s summer high season and the return of international flights. GOL’s 4Q21 capacity plan is up by 29% over 4Q20. To meet expected demand, GOL will have 102 aircraft operating its network at the end of the period, representing 112% of the average fleet in 4Q20 and up by 36% over 3Q21.

We expect loyalty program revenue of over R$600 million in 4Q21 and the Company’s consolidated revenue for 4Q21 is expected to increase around 40% year-on-year.

GOL expects to close 4Q21 with R$3.8 billion in liquidity and R$15.8 billion in adjusted net debt. We estimate that our frequent flyer program will achieve gross revenues of over R$2.5 billion in 2022.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	4Q21E

Brazil GDP Variation¹ vs 2020 (%)	+2.6%
Domestic Routes Served (average)	~174
Average Operating Fleet (EoP)	~102
ASK Total (bi)	~9.6
Load Factor (%)	~82%
Operating CASK Ex-fuel² vs 2020	Reduction of ~12%
Gross Global Scope 1 emissions (000 m t CO2)	~666.3
Total Fuel Consumed (1,000 liters per RPK)	~33.3
Greenhouse Gas Emissions/Flight Hour (t CO2)	~8.2
Net Operating Revenues (R$ BN)	~2.6
Other Revenue (cargo, loyalty, other)	~8% of revenue
EBITDA² (R$ bi)	~0.8
CAPEX (R$ MM)	~0.4
Total Liquidity[3] (R$ BN)	~3.8
Net Debt[4] (R$ BN)	~15.8
Net Debt / LTM EBITDA Ratio [4,5,6] (x)	~5.2x

(1) Versus the same period last year; Source: Brazilian Central Bank. (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$978 million in 4Q21, R$665 million in 4Q20. (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets). (4) Excluding perpetual bonds and exchangeable notes. (5) Pro-forma, excluding non-operating expenses and depreciation, (6) 4Q21E EBITDA annualized.

Environmental, Social and Governance (“ESG”) Information

GOL aims to be a world leader in making air travel more sustainable. The Company launched a new Environmental, Social and Governance section on its investor relations website (www.voegol.com.br/ir), including detailed information using SASB and TCFD metrics, and a specific subsection for projections. The new website content is aligned with GOL’s commitment to improving the sustainability of its business through strong corporate governance, being first for all Employees and Customers by driving inclusion and accessibility, and by reaching net zero carbon emissions in 2050.

Since 2010, GOL prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, the Company is reinforcing its accountability with various stakeholders through added transparency and credibility. Among GOL’s initiatives are its voluntary adherence, since 2016, to the Carbon Pricing Leadership Coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. The Company also maintains social initiatives relating to its workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.

GOL has implemented significant improvements in the disclosures about the Company’s sustainability actions, providing more ESG data to investors. GOL hopes to motivate the airline industry as a whole to tackle environmental, social and governance issues by becoming more transparent on sustainability.

The Company invites the managers of ESG-oriented investment funds to review GOL’s sustainability actions and reporting philosophy on its investor relations website: www.voegol.com.br/ir.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

ESG Projections

GOL is providing investors with projections for three SASB metrics.

Metrics	Actual				Projections1)
	2017	2018	2019	2020	2021E	2022E	2023E
Gross Global Scope 1 Emissions (000 m t CO2)	3,316.6	3,394.3	3,743.9	1,938.5	~1,910	~3,289	~3,041
Total Fuel Consumed (1,000 liters per RPK)	37.0	36.5	35.3	35.9	~33.0	~34.9	~40.7
Greenhouse gas emissions / flight hour (t CO2)	8.1	8.3	8.7	9.2	~8.4	~8.3	~8.3

(1) Preliminary and unaudited information.

ESG Comments

Environmental: Climate change could cause an increase in extreme weather and natural disasters, which could affect airline operations, alongside social and political events resulting from these risks. As such, GOL seeks to be a global industry leader in advancing sustainable aviation by, among other measures, reducing greenhouse gas emissions by means of efficient fuel use and network management.

GOL is a pioneer in incentivizing the research and development of biofuel technology, was the first Brazilian airline to release its greenhouse gas inventory based on the Greenhouse Gas Protocol – it has been qualified under the Gold Standard since 2011. GOL is a member of national and international entities such as the GHG Protocol Brazilian Program, the Brazilian Biofuel and Biokerosene Union (Ubrabio), the IATA’s Environmental Committee, the Group of Users of Sustainable Aviation Fuel (Safug), the Brazilian Platform for Renewable Fuel and Biokerosene (PBB) and the Minas Gerais State Biokerosene Platform (PMB).

The Company also manages greenhouse gas emissions (“GHGs”) through fuel efficiency and network management. Over the past decade, the Company has reduced its CO2 emissions per passenger by 26%. In addition, the Company is expanding its selective waste collection program, seeking to reduce waste sent to landfills. Since 2016, GOL is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. In 2020, the Company was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that GOL has developed a consistent environmental policy and is fulfilling its responsibilities. According to MSCI in its ESG Rating Scorecard, GOL was rated as one of the most sustainable and carbon efficient airlines in the world, reducing its carbon emission rates up to 20% below its industry peers.

By the end of 2021, GOL will seek to achieve IEnvA Stage 2. The Company is also member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel consumption.

To achieve these environmental objectives, GOL is actively looking to adopt new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is anticipating the transition to 737 MAX-8s, which consume 15% less fuel and produce 16% fewer carbon emissions than the 737-800 NG aircraft.

GOL also has an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Measures planned by the Company are in line with the positioning of the Brazilian Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Secretariat (SAC) and the National Civil Aviation Agency (ANAC), which has proposed that Brazilian airlines join CORSIA by 2027 when participation will be mandatory. By 2025, GOL intends to use 1% of SAF in its total consumption and, by 2050, the goal is to achieve zero net carbon emissions.

In 3Q21, Gross Global Scope 1 emissions (in thousand metric tons of CO2) were approximately 508.2, an 80% reduction versus 2Q21, mainly due to the increase in operations, while Total Fuel Consumed (in litersx1000 per RPK) was 27.0, 2% lower compared to 2Q21, and Greenhouse Gas Emissions per Flight Hour (in tons of CO2) were around 8.4, 15% higher versus the 2Q21.

Social: The GOL Institute, a non-profit association focused on training low-income young people to work in the aviation industry, celebrated its 17th anniversary in November 2021. Fueling the success of the initiative, in 2014, the Company institutionalized the signature of its social projects through the GOL Institute, which became the protagonist of its social performance. GOL currently supports over 57 organizations, including AACD, Amigos do Bem, the Brazilian Paralympic Committee, Teto, Fundação GOL de Letra and Instituto Fernando Fernandes.

Since the beginning of the pandemic, the Company has been working on new initiatives, including the free transport of Health professionals flying for work, which reinforces its pioneering spirit and concern for the Safety of all Brazilians.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Governance: GOL was one of the first Foreign Private Issuers (FPIs) in South America to conform to the requirements of Sarbanes-Oxley Law (SOX), Section 404 and uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to internal controls. The Company also is in accord with Section 302 of the same Act, which defines that director executives shall personally declare their responsibility for disclosure of information. These certifications have improved and reaffirmed GOL’s commitments to good corporate governance practices.

The Company adopts Level 2 of Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply the differentiated corporate governance practices.

Safety is the Company’s number 1 value and guides its actions. GOL’s Information Technology team acts on protecting the Company's servers in a timely manner, using the most advanced protection tools available, in addition to periodically disseminating alerts and information to make employees aware of the different types of cyber risks and scams applied on the internet, and how better to act and defend against them. GOL has a Privacy Policy and Conditions of Use for users' data and is adapting to the new General Data Protection Regulation (GDPR) to improve the experience of Customers in all digital channels.

GOL has also sought to simplify its corporate governance through reorganization of its subsidiaries and the reincorporation of Smiles shares by GLA, concluded in the 3Q21. The Company believes the proposed transaction is an important milestone to maximize future value for both the shareholders by increasing the Group’s market competitiveness.

Environmental	3Q21	2020	2019	2018
Fuel
Total Fuel Consumed (GJ x 1,000)	6,982	25,232	51,492	48,935
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.0	28.8	28.9	29.2
Gross global Scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	508,171	1,938.497497497	3,743.873	3,394.307
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	8.4	9.2	8.7	8.3
Greenhouse gas (GHG) eliminated (tons CO2)	9,885	45,373	92,221	70,606
Greenhouse gas (GHG) compensated (tons CO2)	35.5	0	0	0
Fleet
Average Age of Fleet	11.1	11.0	9.9	9.5
Social	3Q21	2020	2019	2018
Labor Relations
Employee Gender (% Male/Female)	55/45	56/44	55/45	55/45
Age: Under 30 years (%)	21	26	26	29
Between 30 and 50 years (%)	66	63	62	60
Over 50 years (%)	13	11	12	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	0	0
Customer & Company behavior
On-time Departures (%)	95.69	93.22	88.98	91.82
Flight Completion (%)	99.18	97.92	98.10	98.49
Lost Baggage (per 1,000 pax)	1.93	2.10	2.09	2.03
Safety
Number of Fatalities	-	0	0	0
Number of Governmental Enforcement Actions and Aviation Safety	-	0	0	0
Governance	3Q21	2020	2019	2018
Management
Independent Directors (%)	55	55	50	44
Participation of Woman in Leadership Positions (%)	35	35	33	38
Committees and Policies
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Consolidated Income Statement

(R$ MM)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Operating Revenues	1,915,051	974,920	96.4%	4,511,050	4,480,495	0.7%
Passenger	1,767,430	879,026	101.1%	4,071,282	4,063,662	NM
Cargo and Other	147,621	95,894	53.9%	439,768	416,833	NM
Total net Operating Expenses	(2,667,503)	(1,735,367)	53.7%	(6,596,255)	(5,113,121)	29.0%
Salaries	(503,968)	(365,642)	37.8%	(1,438,079)	(1,114,097)	29.1%
Aircraft Fuel	(672,519)	(316,314)	112.6%	(1,614,834)	(1,453,237)	11.1%
Landing Fees	(120,628)	(69,584)	73.4%	(304,382)	(291,657)	4.4%
Passenger Costs	(143,959)	(61,481)	134.2%	(370,549)	(264,705)	40.0%
Services Provided	(195,472)	(201,643)	-3.1%	(574,953)	(516,363)	11.3%
Sales and Marketing	(106,987)	(60,454)	77.0%	(231,837)	(221,496)	4.7%
Maintenance, Materials and Repairs	(246,401)	(62,829)	292.2%	(487,732)	(280,896)	73.6%
Depreciation and Amortization	(262,496)	(182,891)	43.5%	(753,924)	(828,161)	-9.0%
Others	(415,073)	(414,529)	0.1%	(819,965)	(142,509)	475.4%
Idleness - Depreciation	(119,192)	(268,318)	-55.6%	(262,402)	(615,667)	-57.4%
Idleness - Employees	(73)	(72,894)	-99.9%	(394)	(160,802)	-99.8%
Other income (expenses)	(295,808)	(73,317)	303.5%	(557,170)	633,960	-187.9%
Equity Results	-	-	NM	-	-	NM
Operating Result	(752,452)	(760,447)	-1.1%	(2,085,205)	(632,626)	229.6%
Financial Income (Expense), net	(1,967,158)	(927,108)	112.2%	(2,449,557)	(5,267,102)	-53.5%
Income (Loss) Before Income Taxes	(2,719,610)	(1,687,555)	61.2%	(4,534,762)	(5,899,728)	-23.1%
Current Income and Social Contribution Taxes	(3,356)	(42,093)	-92.0%	(48,944)	(77,946)	-37.2%
Deferred Income and Social Contribution Taxes	196,240	33,723	NM	209,224	23,059	NM
Net Income (Loss) Before Non- Controlling Interests	(2,526,726)	(1,695,925)	49.0%	(4,374,482)	(5,954,615)	-26.5%
Non-Controlling Interests From Smiles	(1)	23,845	NM	37,733	50,337	-25.0%
Net Income (Loss) After Non-Controlling Interests	(2,526,725)	(1,719,770)	46.9%	(4,412,215)	(6,004,952)	-26.5%
Income (Losses) Per Preference Share After Non-Controlling Interests	(6.378)	(4.835)	31.9%	(11.137)	(16.882)	-34.0%
Income (Losses) Per Common Share After Non-Controlling Interests	(2.439)	(1.798)	35.7%	(4.177)	(6.647)	-37.2%
Number of Shares at The End of The Period (MM)	396.2	355.8	11.4%	396.2	355.7	11.4%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Consolidated Balance Sheet

(R$ Thousands)	3Q21	4Q20	Var %
ASSETS	12,955,075	12,814,136	1.1%
Current Assets	2,768,221	3,245,351	-14.7%
Cash And Cash Equivalents	1,043,358	662,830	57.4%
Short-Term Investments	89,943	628,343	-85.7%
Restricted Cash	210,523	355,769	-40.8%
Trade Receivables	638,864	739,699	-13.6%
Inventories	239,001	195,638	22.2%
Advances For Suppliers	264,716	318,769	-17.0%
Recoverable Income Taxes	157,677	186,955	-15.7%
Derivatives	2,602	12,526	-79.2%
Other Current Assets	121,537	144,822	-16.1%
Noncurrent Assets	10,186,854	9,568,785	6.5%
Long-Term Investments	289	992	-70.9%
Restricted Cash	97,343	188,838	-48.5%
Deposits	1,898,858	2,058,455	-7.8%
Advances For Suppliers	97,332	89,701	8.5%
Recoverable Income Taxes	120,186	318,404	-62.3%
Deferred Taxes	53,541	53,563	0.0%
Other Noncurrent Assets	33,455	34,338	-2.6%
Derivatives	107,290	116,283	-7.7%
Investments	-	815	NM
Property, Plant And Equipment	5,968,074	4,960,288	20.3%
Intangible Assets	1,810,486	1,747,108	3.6%
Liabilities and Shareholders’ Equity (Deficit)	12,670,773	12,814,136	-1.1%
Current Liabilities	11,214,551	10,398,216	7.9%
Short-Term Debt	1,848,112	2,353,279	-21.5%
Leases	2,138,765	1,317,008	62.4%
Suppliers	1,773,284	1,612,536	10%
Salaries	373,417	334,670	11.6%
Income Taxes Payable	61,876	73,614	-15.9%
Landing Fees	634,353	907,958	-30.1%
Advance Ticket Sales	2,297,031	2,050,799	12.0%
Mileage Program	1,236,598	1,258,502	-1.7%
Advances From Customers	88,731	27,897	218.1%
Provisions	330,648	169,381	95.2%
Derivatives	-	5,297	NM
Other Current Liabilities	408,107	287,275	42.1%
Noncurrent Liabilities	19,735,836	16,182,979	22.0%
Long-Term Debt	9,950,575	7,623,687	30.5%
Leases	6,961,029	6,267,184	11.1%
Suppliers	38,742	32,658	18.6%
Salaries	28,079	-	NM
Taxes Payable	25,964	32,362	0.0%
Mileage Program	338,576	322,460	5.0%
Provisions	1,756,620	1,353,515	29.8%
Deferred Taxes	10,211	219,634	-95.4%
Other Noncurrent Liabilities	626,040	331,479	88.9%
Shareholders' Equity (Deficit)	(18,279,614)	(13,767,059)	32.8%
Capital Stock	4,041,424	3,009,436	34.3%
Advance For Future Capital Increase	12	1,180	-99.0%
Treasury Shares	(41,514)	(62,215)	-33.3%
Capital Reserves	94,249	207,246	-54.5%
Equity Valuation Adjustments	(934,041)	(577,369)	61.8%
Share-based compensation	(21,397,585)	(16,985,370)	26.0%
Effects on change in equity interest	-	640,033	NM
Accumulated Losses	12,955,075	12,814,136	1.1%
Non-Controlling Interests	2,768,221	3,245,351	-14.7%

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Consolidated Cash Flow

(RS Thousands)	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Net Loss for the Period	(2.526.726)	(1.695.925)	49,0%	(4.374.482)	(5.954.615)	-26,5%
Depreciation - aeronautical right of use	164.539	-	NM	444.760	-	NM
Depreciation and Amortization - Others	154.476	451.209	-65,8%	508.893	1.469.790	-65,4%
Allowance (Reversal) for Doubtful Accounts	1.246	(842)	NM	165	598	-72,4%
Provisions for Legal Proceedings	360.370	105.591	241,3%	514.974	219.160	135,0%
Provision for Inventory Obsolescence	3	535	-99,4%	57	608	-90,6%
Recovery of out-of-date credits	-	-	NM	(57.422)	(126.675)	-54,7%
Present Value of Assets and Liabilities	17.446	21.160	-17,6%	53.975	48.603	11,1%
Deferred Taxes	(196.240)	(33.723)	NM	(209.224)	(23.059)	NM
Share-Based Payments	6.578	6.579	0,0%	15.388	16.984	-9,4%
Sale-Leaseback	-	-	NM	-	(112.591)	NM
Actuarial Losses on Post-Employment Benefit	4.353	2.019	115,6%	13.060	8.024	62,8%
Exchange and Monetary Variations, net	1.439.407	373.010	285,9%	1.041.209	3.812.024	-72,7%
Interest on Loans, Leases and Amorti. of Cost and Goodwill	464.133	415.537	11,7%	1.362.644	1.075.638	26,7%
Provision and Amortization for Aircraft and Engine Return	176.517	9.656	NM	334.409	90.883	268,0%
Provision (reversal) for reduction of maintenance reserve	(165.842)	(5.138)	NM	10.521	-	NM
Write-off of deposits to guarantee leases and maintenance	264.397	47.172	NM	264.397	117.310	125,4%
Result Of Derivatives Recognized In Results	(39.343)	(22.196)	77,3%	41.014	668.447	-93,9%
Unrealized Hedge Results - ESN	(43.245)	(103.740)	-58,3%	(168.199)	(512.876)	-67,2%
Provision for Labor Obligations	47.977	78.403	-38,8%	142.467	131.494	8,3%
Write-Off of Property, Plant and Equip. and Intang. Assets	912	58.128	-98,4%	2.495	91.617	-97,3%
Provision for loss on advances from suppliers	(65)	-	NM	(4.705)	-	NM
Other provisions	(1.887)	8.921	NM	(4.127)	54.500	NM
Adjusted Net Result	129.006	(283.644)	NM	(67.731)	1.075.864	NM
Trade Recei.ables	80.562	(254.094)	NM	100.754	451.337	-77,7%
Short-Term Investments	(59.318)	110.221	NM	(43.331)	231.223	NM
Inventories	(26.190)	17.917	NM	(43.420)	(1.112)	NM
Deposits	(50.495)	158.855	NM	(85.535)	(64.624)	32,4%
Deposit in guarantee of lease agreements	-	(33.629)	NM	-	-	NM
Recoverable Taxes	101.614	51.598	96,9%	284.918	47.947	NM
Variable leases	4.090	-	NM	21.884	-	NM
Suppliers	205.606	121.004	69,9%	156.885	336.321	-53,4%
Suppliers – Forfaiting	23.629	9.152	158,2%	23.629	(143.010)	NM
Advance Ticket Sales	298.018	223.661	33,2%	246.232	(160.218)	NM
Mileage Program	(49.608)	26.625	NM	(5.788)	379.938	NM
Advances From Customers	33.853	5.966	NM	60.834	3.565	NM
Salaries	(27.923)	(91.840)	-69,6%	(75.641)	(188.515)	-59,9%
Landing Fees	(18.716)	91.221	NM	10.697	52.087	-79,5%
Taxes Receivables	832	37.906	-97,8%	24.646	40.142	-38,6%
Derivatives	(1.434)	545.300	NM	131.897	-	NM
Fuel derivatives premium payment	-	-	NM	-	-	NM
Settlements of derivative transactions	-	(749.915)	NM	-	(749.915)	NM
Advances to Suppliers	(65.754)	(69.680)	-5,6%	51.127	(139.149)	NM
Legal and Aircraft Returns Payments	(186.390)	(94.950)	96,3%	(424.372)	(198.914)	113,3%
Other Credits and Obligations, net	191.765	176.922	8,4%	462.699	125.246	269,4%
Interest Paid	(206.255)	(265.207)	-22,2%	(585.199)	(546.360)	7,1%
Income Taxes Paid	(2.310)	(21.884)	-89,4%	(42.782)	(51.060)	-16,2%
Net Cash Flows From (Used in) Operating Activities	374.582	(288.495)	NM	202.403	500.793	-59,6%
Restricted cash	5.949	421.124	-98,6%	38.471	(108.750)	NM
Short-Term Investments of Smiles	4.310	980.889	-99,6%	610.425	497.777	22,6%
Advances for Property, Plant and Equipment Acquisition, net	(202.970)	(34.657)	NM	(232.347)	(91.439)	154,1%
Aircraft sales receipt	-	-	NM	-	-	NM
Advanced return to suppliers	-	-	NM	11.590	136.962	-91,5%
Acquisition of Fixed Assets	(91.055)	(56.953)	59,9%	(195.331)	(507.095)	-61,5%
Acquisition of Intangible Assets	(70.585)	(15.544)	NM	(122.462)	(47.910)	155,6%
Net Cash From (Used in) Investing Activities	(354.351)	1.294.859	NM	110.346	(120.455)	NM
Loan and Financing Funding	760.204	1.403.092	-45,8%	2.272.725	1.846.113	23,1%
Costs of borrowing and repurchase of securities	-	(6.041)	NM	-	-	NM
Loan Payments	(99.836)	(2.061.446)	-95,2%	(672.628)	(2.761.194)	-75,6%
Lease Payments – Aeronautical	(396.396)	(256.531)	54,5%	(912.287)	(784.433)	16,3%
Lease Payments – Others	(2.595)	-	NM	(11.602)	-	NM
Acquisition of interest from non-controlling shareholders	-	-	NM	(744.450)	-	NM
Premium Payments on Derivative Transactions	-	-	NM	-	-	NM
Treasury shares disposal	-	-	NM	588	-	NM
Dividends And Interest Equity Paid to Non-Control.Interest	-	-	NM	(260.131)	(14.811)	NM
(Payment) receipt of capped call premium	-	-	NM	-	21.800	NM
Capital increase	-	-	NM	423.061	-	NM
Net Cash Used in Financing Activities	12	396	-97,0%	920	674	36,5%
Foreign Exchange Variation on Cash Held In Foreign	261.389	(920.530)	NM	96.196	(1.691.851)	NM
Currencies	1.469	(2.972)	NM	(28.417)	164.842	NM
Net Increase (Decrease) in Cash and Cash Equivalents	283.089	82.862	241,6%	380.528	(1.146.671)	NM
Cash and Cash Equivalents at Beginning of the Period	760.269	415.892	82,8%	662.830	1.645.425	-59,7%
Cash and Cash Equivalents at The End of the Period	1.043.358	498.754	109,2%	1.043.358	498.754	109,2%

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2021

Contacts

E-mail: ri@voegol.com.br

Telefone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL that are, by their nature, subject to significant risks and uncertainties. The estimates and projections contained in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL's control, and which may cause the results, performance or events to be substantially different from those expressed or implied in these forward-looking statements. The forward-looking statements contained in this document are based on numerous assumptions relating to GOL's current and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. GOL does not issue any representation or guarantee that the results anticipated by the estimates contained in this document will be equivalent to those actually achieved by GOL. Although GOL believes that the estimates presented are reasonable, they may prove to be incorrect and the final results may differ. These are only estimates and projections and, as such, are based exclusively on the expectations of GOL's Management. Such forward-looking statements depend substantially on external factors, in addition to the risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were given and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity.

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21	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer